Ballard Power Systems Inc.

News Release

Ballard to Supply Fuel Cell Modules to Solaris for Zero Emission Bus Deployments in Europe

For Immediate Release – January 30, 2014

VANCOUVER, CANADA – Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) has announced the signing of an equipment supply agreement with Solaris Bus and Coach (Solaris) for delivery of two zero emission fuel cell power modules to be used in buses planned for deployment in Hamburg, Germany. Delivery of Ballard’s next-generation FCvelocity®-HD7 power modules to Solaris is planned for later this year.

Solaris Bus & Coach, based in Poland, is one of the leading players in the European bus industry. The Company manufactures intracity, intercity and special-purpose buses as well as low-floor trams. Since starting production in 1996, over 10,000 Solaris vehicles have been deployed in 28 countries, including Poland, Germany, Norway, France, Sweden, Switzerland and United Arab Emirates.

Dariusz Michalak, Solaris Deputy CEO and CTO said, “We are very pleased to be working with Ballard on these buses for the European market. Ballard’s fuel cell range extenders are compact, deliver the highest performance and offer great lifetime.”

Ballard’s fuel cell power modules will be utilized as range extenders, in combination with batteries, in Solaris electric bus platforms. The FCvelocity®-HD7 modules offer improved durability, reliability together with significant cost reduction in comparison to the previous generation product.

Günter Elste, CEO of Hamburger Hochbahn AG states: “It is Hamburg’s challenging goal as of 2020 not to buy any conventional diesel buses anymore. During the CUTE and HyFLEET/CUTE programs there was already a successful collaboration with Ballard, which we will now continue.”

John Sheridan, Ballard’s President and CEO added, “This contract is further evidence of growing interest in the deployment of zero emission fuel cell buses in Europe.”

Ballard’s current generation fuel cell power module has been delivering a high level of performance in European buses. In 2013, for example, Ballard fuel cell modules delivered greater than 97% availability in buses currently operating in the cities of London and Amsterdam.

About Solaris
Solaris is a leading European manufacturer of innovative buses and urban rail vehicles. The family business, founded by Krzysztof and Solange Olszewski, has supplied over 10,000 buses to customers in 28 countries since production started in 1996. Solaris specializes in state-of-the-art city and intercity buses and offers the world’s largest range of diesel-electric hybrid buses. Trolley buses and electric buses provide public transport that is emission-free at the point of operation. The Solaris Tamino low-floor tram is built for attractive urban rail services. Read more at www.solarisbus.com.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements regarding anticipated product attributes, anticipated customer benefits and market drivers for our products which are provided to enable external stakeholders to understand Ballard’s expectations as at the date of this release and may not be appropriate for other purposes. These forward-looking statements are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such assumptions relate to Ballard’s financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand, and include matters such as generating new sales, producing, delivering and selling the expected number of units, and controlling its costs.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including, without limitation, the condition of the global economy, the rate of mass adoption of its products, product development delays, changing environmental regulations, its ability to attract and retain business partners and customers, its access to funding, increased competition, its ability to protect its intellectual property, changes in its customers’ requirements, foreign exchange impacts on its net monetary assets and its ability to provide the capital required for product development, operations and marketing. For a detailed discussion of these risk factors and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form.

Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com